Filed Pursuant to Rule 433

Registration No. 333-219092

May 25, 2018

BB&T Corporation

Pricing Term Sheet

May 25, 2018

Medium-Term Notes, Series G (Senior)

$250,000,000

Floating Rate Senior Notes due June 1, 2021

Issuer	BB&T Corporation

Security	Floating Rate Senior Notes due June 1, 2021 (the “Notes”)

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$250,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Maturity	June 1, 2021

Benchmark	3-month USD LIBOR

Benchmark Spread	32 bps

Interest Rate	3-month USD LIBOR + 32 bps

Payment Frequency	Quarterly

Reset Frequency	Quarterly

Day Count Convention	Actual/360, modified following

Redemption Date	May 1, 2021

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The Issuer shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.

Price to Public	100% of face amount

Proceeds (Before Expenses) to Issuer	$250,000,000 (100%)

Interest Payment Dates	June 1, September 1, December 1 and March 1, commencing September 1, 2018

Interest Reset Dates	June 1, September 1, December 1 and March 1 of each year

Trade Date	May 25, 2018

Settlement Date	June 1, 2018 (T+4)

Use of Proceeds	General corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the Issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the Issuer’s subsidiaries.

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FBC6/US05531FBC68

Sole Book-Running Manager	Morgan Stanley & Co. LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

The underwriter expects to deliver the Notes to purchasers on or about June 1, 2018, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing of the Notes or the next succeeding business day should consult their own advisor.